January 14, 2020

Brian Mitts
President
NexPoint Real Estate Finance, Inc.
300 Crescent Court
Suite 700
Dallas, Texas 75201

       Re: NexPoint Real Estate Finance, Inc.
           Registration Statement on Form S-11
           Filed December 24, 2019
           File No. 333-235698

Dear Mr. Mitts:

        We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement Filed on Form S-11

Unaudited Pro Forma Consolidated Financial Statement Information
4. Pro Forma Adjustments, page F-18

1. We note from your disclosure in notes (b) through (f) that balances reflected in the columns of your unaudited pro forma consolidated balance sheet as of September 30,
       2019 for SFR Loans, CMBS B-Pieces, Mezzanine Loan, Preferred Equity and Alternative
       Structured Financing Investment ("ASFI") represent "the contribution and subsequent results" of the respective assets and liabilities upon the completion of the Formation
       Transaction. Additionally, we note from note (b) that cash attributable to the SFR Loans
 Brian Mitts
NexPoint Real Estate Finance, Inc.
January 14, 2020
Page 2

      consists of monthly payments of interest and principal less interest expense and servicing fees. Please clarify for us what is meant by "subsequent results" and whether or not results of operations subsequent to the Formation Transaction are reflected in any balance sheet line item of your pro forma balance sheet.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Isaac Esquivel at 202-551-3395 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian Mitts
                                                            Division of
Corporation Finance
Comapany NameNexPoint Real Estate Finance, Inc.
                                                            Office of Real
Estate & Construction
January 14, 2020 Page 2
cc:       Charles T. Haag
FirstName LastName